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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         ELITE INFORMATION GROUP, INC.
                           (Name of Subject Company)

                         ELITE INFORMATION GROUP, INC.
                       (Title of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Name of Class of Securities)

                                     28659M
                     (CUSIP Number of Class of Securities)

                              Christopher K. Poole
                      Chairman and Chief Executive Officer
                         Elite Information Group, Inc.
                           5100 West Goldleaf Circle
                         Los Angeles, California 90056
                                 (323) 642-5200
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                   Copies to:

                               PATRICK S. BRYANT
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 Independence Center
                             101 North Tryon Street
                        Charlotte, North Carolina 28246
                                 (704) 377-2536

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Elite Information Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5100 West Goldleaf Circle, Los Angeles, California 90056. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Shares") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by EIG Acquisition Corp., a Delaware corporation (the "Purchaser"), which is an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 21, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $11.00 per Share, net to seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase dated December 21, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1). Capitalized terms used herein and not otherwise defined herein have the meanings assigned thereto in the Offer.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares that represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). See "Introduction; The Offer; Terms of the Offer" of the Offer to Purchase.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 14, 1999, by and among Parent, the Purchaser, and the Company (the "Merger Agreement"). The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). At the time the Merger is effective, each Share then outstanding (other than Shares held by the Purchaser, Parent, the Company or any of their respective affiliates and other than Shares held by shareholders who have exercised the right (to the extent such right is available by law) to demand and to receive the fair value of such Shares (the "Dissenting Shares") under Section 262 of the Delaware General Corporation Law (the "Delaware Corporation Law")) will be cancelled and converted into the right to receive from the Surviving Corporation $11.00 in cash (the "Merger Consideration"). A copy of the Merger Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

     According to the Schedule 14D-1, the address of the principal executive offices of Purchaser and Parent is Town Hall House, Level 21, 456 Kent Street, Sydney, New South Wales, Australia 2000.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (i) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex I to this Statement, which description is incorporated herein by reference.

          (ii) A description of the Merger Agreement is contained in Section 12 of the Offer to Purchase, a copy of which is enclosed with this Schedule 14D-9 and which description is incorporated herein by reference. The Offer to Purchase is being mailed to the Company's stockholders together with this Statement. Such description is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.
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ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     In March 1999, the Company engaged the Prudential Volpe Technology Group of Prudential Securities Incorporated, formerly known as Volpe Brown Whelan & Company, LLC ("Prudential Volpe") to provide financial advisory services in connection with a variety of strategic initiatives, including, but not limited to, possible business combinations. In the spring and summer of 1999, the Company had informal contacts and introductory meetings with various parties, but did not entertain serious discussions regarding an acquisition of the Company.

     In early August 1999, Mr. Chris Tyler, Chief Executive Officer of Parent, left a phone message for Mr. Barry Emerson, Chief Financial Officer of the Company, regarding Parent's interest in a possible business combination with the Company. On September 5, 1999, Mr. Tyler and Mr. Christopher K. Poole, Chairman and Chief Executive Officer of the Company, had an initial meeting in Santa Monica, California in which they exchanged general information and Mr. Tyler expressed Parent's general interest in a possible merger with the Company. At about that same time, the Company also had preliminary discussions with a prospective financial buyer (the "First Financial Bidder"), which signed a confidentiality agreement and received certain financial information regarding the Company.

     On September 8, 1999, Mr. Tyler sent a message to Mr. Poole at the Company proposing a possible merger transaction in which Parent and the Company would exchange stock at "current market rates." On September 16, 1999, the Company held a Board meeting at which Mr. Poole provided an update on discussions with Parent and the First Financial Bidder. The Board authorized Mr. Poole to proceed with discussions and provide further updates as discussions progressed. Following this Board meeting, additional financial information was provided to the First Financial Bidder.

     On September 18, 1999, Mr. Tyler sent a message to Mr. Poole at the Company indicating Parent's desire to proceed with a possible merger transaction and to discuss maximizing stockholder value.

     On October 1, 1999, Mr. Poole met with Mr. Tyler at the Company's offices in Los Angeles to further discuss Parent's interest in an acquisition of the Company. Later that day, Mr. Poole met in the Company's offices with a representative of a second prospective financial buyer (the "Second Financial Bidder").

     On October 8, 1999, a conference call was held between Parent, Company and their respective advisors to discuss a possible transaction. Parent suggested an "at-market" bid of slightly more than $5.00 per share. The Company rejected this suggestion as inadequate, and negotiations between Parent and the Company stalled.

     On October 15, 1999, Mr. Tyler sent a message to Prudential Volpe revising Parent's indication of interest to $7.50 per share. On October 19, 1999, Mr. Poole sent the Board of Directors an update about the status of Parent's expression of interest in the range of $7.00 to $8.00 and further informed the Board that the First Financial Buyer had also expressed interest in the same range.

     On October 27, 1999, the Company's Board of Directors held its regular quarterly meeting and also considered the status of discussions with potential buyers. The Board concluded that the indications of interest received to date were not high enough and that contacts with other potential buyers might yield higher values. The Board then directed Prudential Volpe to attempt to elicit higher price per share indications of interest from currently interested parties and to contact other potentially interested parties. Following this meeting, Prudential Volpe contacted a total of nine additional possible buyers.

     On November 1, 1999, Prudential Volpe sent a message to Mr. Tyler stating that the Company was uncomfortable with Parent's proposed valuation and was unlikely to proceed unless Parent could propose a price that approached multiples paid in Parent's recent acquisition transactions.

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     On November 1, 1999, representatives of Prudential Volpe also had a conversation with the First and Second Financial Bidders and instructed them that the Company was unlikely to proceed with the transaction unless these parties were able to significantly raise their indications of interest.

     On November 2, 1999, the Company received a written expression of interest from the Second Financial Bidder, raising its price per share to a range of $8.50 to $9.50.

     On November 2, 1999, Mr. Tyler sent a message to Prudential Volpe with an indication of interest at $10.80 and sent the Company a revised letter proposing a merger transaction at $10.80 a share, consisting of 50% stock and 50% cash consideration.

     On November 4, 1999, Prudential Volpe sent Parent a confidentiality agreement for execution.

     On November 9, 1999, the Company received a revised expression of interest from the Second Financial Bidder proposing a price range of approximately $9.00 to $10.00 per share.

     On or about November 9, 1999, Prudential Volpe invited Parent and both Financial Bidders to set up due diligence visits. Parent proposed scheduling meetings immediately. Both Financial Bidders proposed scheduling meetings for late November. The Company and Parent entered into a confidentiality agreement on November 11, 1999.

     On November 15, 1999, the Company furnished certain due diligence documents to Parent. On November 17 through 19, 1999, Parent conducted due diligence in Los Angeles. The Company and Parent continued to negotiate price based on due diligence proceedings. On November 21, 1999, Mr. Tyler sent a message to Prudential Volpe indicating his interest in proceeding with an all-cash transaction at $10.80 per share and proposing other key terms.

     On November 22, 1999, the Company, together with Prudential Volpe, and Parent, together with its financial advisor and legal counsel, met in Los Angeles to discuss a possible merger transaction. The parties were unable to agree on certain material points. However, prior to leaving the meeting, Parent presented the Company a draft of the Merger Agreement and the Stockholders Agreement. Over the next several days, Parent and the Company and their representatives exchanged numerous messages and had numerous discussions concerning price and other terms. On November 28, 1999, Mr. Tyler notified Prudential Volpe of Parent's proposal of an all-cash transaction at $11.00 per share.

     On November 29, 1999, the Company's Board of Directors held a telephonic meeting at which Parent's proposal was discussed. The Board discussed the specifics of Parent's proposal, and directed Prudential Volpe to reject certain aspects of Parent's proposal and to propose modifications to others. Mr. Poole and a representative of Prudential Volpe also updated the Board on the status of discussions with the Financial Bidders, and directed its financial advisors to give guidance to the Financial Bidders regarding the type of bid necessary to stay competitive with Parent's proposal.

     On November 30, 1999, Mr. Poole, Mr. Emerson and other representatives of the Company met with a potential strategic buyer in the Company's offices in Los Angeles, at which time the potential strategic buyer executed a confidentiality agreement. On December 1, 1999, representatives of the First Financial Bidder conducted due diligence visits and met with Messrs. Poole and Emerson and representatives of Prudential Volpe. Prudential Volpe informed the First Financial Bidder that discussions between the Company and another bidder had progressed to an advanced stage and urged the First Financial Bidder to respond quickly with a firm proposal if it was interested in acquiring the Company. Later on December 1, 1999, the Company shipped due diligence materials to the strategic buyer it had met on November 30, 1999 and to the First Financial Bidder.

     On December 2, 1999, the First Financial Bidder sent the Company a letter stating an indication of interest, subject to due diligence and other conditions, of $11.00 per share. On December 3, 1999, a representative of Prudential Volpe left a message with a representative of the First Financial Bidder acknowledging the December 2, 1999 letter and advising that the Company needed to see a formal proposal quickly in order to determine how to proceed with the First Financial Bidder.

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     From December 2 through 8, 1999, the Company and Prudential Volpe (together and alone) had numerous conversations with Parent and its financial advisors (together and alone) concerning unresolved issues related to the possible transaction. During this period, several written demands, conditions, proposals and alternatives were exchanged. On December 3, 1999, counsel for Parent disseminated a revised draft of the Merger Agreement and the Stockholders Agreement.

     On December 6, 1999, the Board held a telephonic meeting, at which time Mr. Poole and a representative of Prudential Volpe updated the Board on the status of discussions with all parties. Mr. Poole informed the Board that he had received a letter from Mr. Tyler stating that Parent was prepared to withdraw its proposal unless the Company agreed to enter into exclusive negotiations with Parent within 24 hours. The Board of Directors weighed the relative merits and likelihood of completion of the transactions proposed by Parent and the other interested buyers, including the Financial Bidders, and authorized the grant of a week-long exclusivity period to Parent.

     On December 6, 1999, Company and Parent signed a letter providing that the parties would negotiate exclusively until midnight December 14, 1999, Los Angeles, California time in order to reach a definitive agreement. From December 7 to December 14, 1999, Parent continued conducting due diligence. On December 9 and 10, 1999, a representative from the Company met with representatives of the Parent in Sydney, Australia, while other representatives of the Company and their legal counsel met with a representative of the Parent and its legal counsel in Los Angeles to continue to negotiate the terms of a possible transaction. On December 10, 1999, the representative of the Company who was in Sydney, Australia flew back to Los Angeles and joined the meetings being held in Los Angeles.

     On December 9, 1999, the Second Financial Bidder sent Mr. Poole a letter expressing frustration at the Company's having entered into an exclusivity period with another bidder and stating that, subject to conducting its due diligence, it was interested in presenting an offer in a price range of $12.00-$13.00 per share.

     On December 12, 1999, the Company's Board of Directors held a telephonic meeting to discuss the status of negotiations with Parent and the receipt of the Second Financial Bidder's December 9, 1999 letter. The Board reviewed with counsel and representatives of Prudential Volpe the terms of this letter and weighed the relative risks of delaying negotiations with Parent, which had already threatened to withdraw its offer if the Company further delayed negotiations, to pursue the Second Financial Bidder's indication of interest, which included a due diligence contingency, at $12.00 to $13.00 per share. The Board considered the relative likelihood of completion of Parent's and the Second Financial Bidder's proposed transactions, noting that Parent's proposal did not include a due diligence contingency, and the potential effect on any proposal from the Second Bidder if the Company entered into a definitive agreement with Parent. The Board also considered, and concluded, that Parent's proposed termination fee of $3.0 million (or approximately $0.34 per fully diluted share, including "in the money" options), coupled with the provision in the Merger Agreement allowing the Company to (i) respond to acquisition proposals offering greater consideration than $11.00 per share and (ii) terminate the Merger Agreement in favor of such a proposal if required by the fiduciary duties of the Board of Directors, should not preclude any bidder from making a superior proposal for the Board's consideration. The Board was also advised that negotiations with Parent had progressed to the level where only a few open negotiating points remained. The Board gave direction to counsel and Prudential Volpe regarding the open negotiating points and authorized management to proceed with negotiations with Parent in an effort to reach a definitive agreement.

     On December 13, 1999, Second Financial Bidder sent a second letter to members of the Company's Board of Directors indicating that, subject to due diligence review, it was prepared to offer a price of $12.00 per share. The letter indicated that if the Company did not respond by December 14, 1999, the Second Financial Bidder would consider other alternatives for addressing its interest in the Company.

     On December 13 and 14, 1999, the Company, its legal counsel and Prudential Volpe and Parent and its financial and legal advisors met together (and individually) with each other throughout these days and nights to finalize the terms of the Merger Agreement and Stockholders Agreement.

     On December 14, 1999, the Company's Board of Directors held a telephonic meeting at which they reviewed the status of all interested parties and proposals received to date. The Board considered whether to proceed with Parent's proposal in light of the Second Financial Bidder's renewed statement of interest, subject to due diligence, in presenting an offer at a higher price than Parent. After discussion, the Board concluded, for the same reasons discussed at the December 12, 1999 meeting, that the preliminary nature of the Second Financial Bidder's stated interest did not warrant risking the loss of reaching a definitive agreement with Parent at $11.00 per share and that entering a definitive agreement with Parent on the terms proposed would not preclude the Second Financial Bidder from making a proposal superior to Parent's if it was indeed serious about its stated indication of interest in an acquisition at $12.00 per share.

     The Board then reviewed in detail, with counsel, the proposed terms of the Merger Agreement and Stockholders Agreement with Parent. The Board also received a financial presentation regarding Parent's proposal from Prudential Volpe. The Board adjourned the meeting to review materials presented by Prudential Volpe and reconvened later that afternoon. Prudential Volpe presented these materials and at the conclusion, gave the Board its oral opinion described below (which was subsequently confirmed in writing later that day). The Board then approved the execution of the Merger Agreement and Stockholders Agreement and the proposed transactions with Parent. The Board also approved an amendment to the Company's Rights Agreement to exempt Purchaser, Parent and the transactions contemplated by the Merger Agreement and the Stockholders Agreement from the application of the Rights Agreement. On December 14, 1999, upon being advised that the Company's Board of Directors had approved the Merger, the Offer and the other transactions contemplated by the Merger Agreement, Parent's Board of Directors approved the Merger Agreement and the Stockholders Agreement. Late in the evening of December 14, 1999, Parent, Purchaser and the Company executed the Merger Agreement and the Stockholders Agreement, and on the morning of December 15, 1999 the parties issued a press release announcing the transaction.

     On December 15, 1999, following the public announcement of the Offer and the Merger, a representative of the Second Financial Bidder called to congratulate Mr. Poole and indicated that the Second Financial Bidder had no interest in pursuing an offer to the Company.

     In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Offer and the Merger Agreement;

          (ii) Various presentations by management at Board of Director meetings held on and before December 14, 1999 regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it were to remain independent;

          (iii) The results of contacts by Prudential Volpe on behalf of the Company with certain potential acquirors;

          (iv) The trading price of the Shares, and the fact that the $11.00 per Share Offer price represents a premium of approximately 44% over the average closing sales prices for the Shares on the NASDAQ National Market for the last 30 days prior to the public announcement of the execution of the Merger Agreement;

          (v) The presentation of Prudential Volpe at the December 14, 1999 Board of Directors' meeting and its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of such opinion, the $11.00 in cash to be received by holders of the Shares in the Offer and the Merger was fair to the Company's stockholders. A copy of the opinion of Prudential Volpe, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Prudential Volpe, is attached hereto and filed as Exhibit 5, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF PRUDENTIAL VOLPE CAREFULLY IN ITS ENTIRETY;

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          (vi) That the Merger Agreement permits the Company to furnish information to (pursuant to a customary confidentiality agreement not materially more favorable to the recipient than the one between the Company and Parent), and enter into discussions and negotiations with, any third party in response to an unsolicited inquiry, offer or proposal regarding an acquisition received after the date of the Merger Agreement if, and only to the extent that: (a) the Board of Directors determines that such inquiry, offer or proposal is reasonably likely to result in a proposal that (based on the advice of Prudential Volpe or another nationally recognized financial advisor) has a reasonable likelihood of being consummated and, if consummated, would be superior to the Company's stockholders from a financial point of view, (b) the Board of Directors, after consulting with outside legal counsel, determines in good faith that failure to respond to the inquiry, offer or proposal would result in a breach of the directors' fiduciary duties under applicable law and (c) the Company provides Parent advance written notice that it is furnishing information to, or entering discussions or negotiations with, such third party.

          (vii) The termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent would be entitled to a fee of $3.0 million upon the termination of the Merger Agreement under certain circumstances; and

          (viii) The representation of Parent and the Purchaser that Parent has commitments to obtain sufficient funds to permit Purchaser to consummate the Offer and the Merger.

          The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     A copy of the press release of the Company and Parent announcing the execution of the Merger Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference thereto. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as
Exhibit 4 and is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Prudential Volpe has been retained by the Company to act as the Company's exclusive financial advisor with respect to the Offer and the Merger. Pursuant to an engagement letter with Prudential Volpe, the Company has agreed to pay Prudential Volpe for its services a transaction fee equal to approximately $1,685,000. The Company has also agreed to reimburse Prudential Volpe for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Prudential Volpe and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Prudential Volpe and its affiliates may actively trade the debt and equity securities of the Company and the Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as described below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company. Each of the directors of the Company, Barry D. Emerson, Chief Financial Officer of the Company, and PAR Investment Partners, L.P., have in their respective individual capacities as holders of Shares and options to purchase Shares, entered into a Stockholders Agreement (the "Stockholders Agreement") dated as of December 14, 1999 with the Parent, the Purchaser and the Company. Pursuant to the Stockholders Agreement, each stockholder party thereto has agreed to, at the election of the Purchaser, either tender any and all Shares owned by such stockholder in the Offer or, alternatively, to sell all such Shares to Purchaser immediately following the expiration of the Offer at the Offer Price. In addition, each stockholder has granted Purchaser an irrevocable option to purchase all Shares owned by such stockholder and buy Shares represented by options held by such stockholder at any time during a thirty (30) day period following the occurrence of certain triggering events. The exercise price of Purchaser's option is, in the case of Shares, the Offer Price, or, in the case of options, the difference between the Offer Price and the exercise price of such options.

     Each stockholder also has agreed to vote all Shares he owns, and has granted certain members of Parent's management an irrevocable proxy to vote any and all of such Shares, at any meeting of the Company's stockholders, in favor of approval of the Merger Agreement, the Merger, and any related transactions and against certain alternative or frustrating transactions.

     The stockholders' obligations under the Stockholders Agreement, other than the option, expire upon termination of the Merger Agreement. The option grant survives for a period of thirty (30) days following the occurrence of any triggering event.

     (b) To the best knowledge of the Company, (i) all of its executive officers, directors, affiliates or subsidiaries presently intend to tender shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as referred to in Item 3(b) or Item 4 hereof, the Company is not engaged in any other negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The information statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -- Agreement and Plan of Merger dated December 14, 1999 among
                  Parent, the Purchaser and the Company.

     Exhibit 2 -- Stockholders Agreement dated as of December 14, 1999 among the
                  Parent, the Purchaser, the Company, Christopher K. Poole, Barry D. Emerson, Roger Noall, William G. Seymour, Arthur G. Epker III, Alan Rich and David A. Finley.

     Exhibit 3 -- Press Release of the Company and the Parent issued on December
                  15, 1999 (New York City Time).

     Exhibit 4* -- Letter to Stockholders of the Company dated December 21,
                   1999.

     Exhibit 5* -- Opinion of Prudential Volpe dated December 14, 1999.

     Exhibit 6 -- Confidentiality Agreement of between the Parent and the
                  Company, dated November 11, 1999.

     Exhibit 7 -- Letter agreement between the Company and the Parent dated
                  December 6, 1999.

     Exhibit 8 -- First Amendment to Rights Agreement dated December 14, 1999.
---------------

* Included in the materials sent to shareholders of the Company.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            ELITE INFORMATION GROUP, INC.

                                            By:  /s/ CHRISTOPHER K. POOLE
                                              ----------------------------------
                                              Name: Christopher K. Poole
                                              Title: Chairman and Chief
                                                Executive Officer

Date: December 21, 1999

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

                                                                         ANNEX I

                         ELITE INFORMATION GROUP, INC.
                           5100 WEST GOLDLEAF CIRCLE
                         LOS ANGELES, CALIFORNIA 90056

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about December 21, 1999 as part of Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Elite Information Group, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 21, 1999. The Offer is scheduled to expire at 12:00 midnight on January 20, 2000, New York City time, unless extended, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed with the Company that it will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The common stock, $0.01 par value per share (the "Company Common Stock"), is the only class of voting stock of the Company outstanding. As of December 13, 1999, there were outstanding and entitled to vote 8,409,380 shares of Company Common Stock, each of which is entitled to one vote. An additional 705,165 shares of Company Common Stock are issuable pursuant to outstanding options, 431,416 of which options currently are, or will be, upon consummation of the Offer, exercisable at an "in the money" value based on the Offer Price. For information regarding the ownership of the Company Common Stock by holders of more than five percent of the outstanding shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

     The Company's Certificate of Incorporation provides that its Board of Directors shall be divided into three classes, such classes to be as nearly equal in number as possible, and that each year the holders of its Common Stock shall elect the members of one of the three classes to serve three-year terms of office. The number of directors is currently fixed by resolution of the Board of Directors at six, divided into three classes of two directors each. Currently, there are six members of the Board of Directors.

RIGHT TO DESIGNATE DIRECTORS

     The Company has agreed in the Merger Agreement that, promptly upon the acceptance for payment of, and payment for, any shares of Company Common Stock by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole director, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Company Common Stock accepted for payment and paid for by Purchaser pursuant to the Offer bears to the number of shares of Company Common Stock then outstanding, except that until the Effective Time of the Merger, the Board of Directors shall include at least two directors (the "Independent Directors") who served as directors of the Company on the date of the Merger Agreement. The Merger Agreement provides that if one of the Independent Directors ceases to serve as a director for any reason prior to the Effective Time of the Merger, the Board of Directors shall appoint as his replacement an individual designated by the remaining Independent Director. The Company has agreed at such time to take any and all action needed to cause the Purchaser's designees to be appointed to the Board of Directors.

     The Company's obligations to appoint Parent's designees to the Board pursuant to the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company has agreed to promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement and to include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule to fulfill such obligations.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that the Purchaser's designees will take office as directors of the Company upon the Purchaser's acceptance for payment of, and payment for, any Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer.

     The Purchaser has advised the Company that its designees will be the persons described in the following table and has provided the information below regarding such individuals. The Purchaser has advised the Company that it shall designate such persons to the extent which it is entitled in the order listed in the following table and shall designate such persons under the appropriate class of director as required by the Company's bylaws. The following table sets forth for each designee the designee's name, age, present occupation or employment, material occupations, positions, offices and employments thereof for each of the past five years, and any current service on the board of directors of any public company.

                                   PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT; MATERIAL POSITIONS HELD
NAME AND AGE                         DURING THE PAST FIVE YEARS          PUBLIC COMPANY DIRECTORSHIPS
------------                     -----------------------------------     ----------------------------
Christie S. Tyler                Mr. Tyler has been the Chief          Solution 6 Holdings Limited,
Age 41                           Executive Officer and a director of   Hartley Poynton Limited
                                 Purchaser since April 1997. From
                                 1995 to March 1997, Mr. Tyler
                                 served as managing director of
                                 Extra, Telecom New Zealand.
Thomas A. Montgomery             Mr. Montgomery has served as the      Medical Alliance, Inc.
Age 42                           Chief Financial Officer of
                                 Purchaser since October 1999. In
                                 addition, since 1990, Mr.
                                 Montgomery has served as a general
                                 partner of Montgomery, Baggett &
                                 Drews, L.L.P., certified public
                                 accountants.
Brendan Redden                   Currently and during the past five    Solution 6 Holdings Limited,
Age 65                           years, Mr. Redden has served as       Pracom Limited
                                 Chairman of the following
                                 companies: Purchaser, Pracom
                                 Limited and Mandata Investments Pty
                                 Ltd.

                                   PRESENT PRINCIPAL OCCUPATION OR
                                 EMPLOYMENT; MATERIAL POSITIONS HELD
NAME AND AGE                         DURING THE PAST FIVE YEARS          PUBLIC COMPANY DIRECTORSHIPS
------------                     -----------------------------------     ----------------------------
Anthony Cionciolo                Currently and during the past five    None.
Age 44                           years, Mr. Cianciolo has served as
                                 the Corporate Secretary of
                                 Purchaser.
Robert L. Stovold                Mr. Stovold has served as a non-      Solution 6 Holdings Limited,
Age 57                           executive director during the         Blackmores Limited, DC
                                 periods indicated for the following   International Limited. MS McLoed
                                 public companies: Purchaser (1995-    Holdings Ltd., Indo Pacific
                                 present); Blackmores Limited          Securities Ltd., and York
                                 (1996-present); Nuance Global         Securities Limited.
                                 Traders (1993-present); Port
                                 Doyglas Reef Resorts Ltd (1997-
                                 present); DC International Limited
                                 (1994-present); and Balfours Pty
                                 Limited (1996-present).
Michael F. Clarkin               Mr. Clarkin has served as the         Solution 6 Holdings Limited
Age 58                           managing director of Assured
                                 Systems Australia Pty Ltd since
                                 July 1991.
Caroline C. Waldron              Ms. Waldron has served as general     None.
Age 35                           counsel to the Purchaser since
                                 February, 1999. From 1998 to
                                 February, 1999, Ms. Waldron served
                                 as assistant general counsel to the
                                 New Zealand Dairy Board, from 1995
                                 to 1998 as senior competition
                                 lawyer with Telecom New Zealand,
                                 and from 1993 to 1995 as senior
                                 solicitor with the New Zealand law
                                 firm of Russul McVeagh.

     The Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Purchaser has also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, the Purchaser has also advised the Company that none of the persons listed in the table above beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, except that Solution 6 Holding Limited owns 147,200 shares of Common Stock (1.8% of the shares outstanding on December 13, 1999) and certain of such persons may, by virtue of their positions with Solution 6 Holdings Limited, be deemed to beneficially own such shares. The election of the Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

BOARD OF DIRECTORS OF THE COMPANY

     The following table sets forth with respect to each current member of the Board of Directors of the Company (i) his name and age, (ii) his business experience, including principal occupation, and all positions and offices with the Company, (iii) his directorships in other publicly held companies, if any, and (iv) his term of service as a director.

NAME AND AGE               PRINCIPAL OCCUPATION AND CERTAIN OTHER DIRECTORSHIPS     DIRECTOR SINCE
------------               ----------------------------------------------------     --------------
Arthur G. Epker III      Vice President, PAR Capital Management, -- Inc.(1)              1999
Age 37
David A. Finley          President, Investment Management Partners II, Inc.(2)           1990
Age 66                   Director: Intelligroup, Inc. and Hungarian Telephone &
                         Cable Corp.
Roger Noall              Executive, KeyCorp(3)                                           1996
Age 64                   Director: Alleghany Corp. and The Victory Funds
Christopher K. Poole     Chairman of the Board, President and Chief Executive            1999
Age 42                   Officer, Elite Information Group, Inc.(4)
Alan Rich                Co-Founder and non-employee Chairman, Elite Information         1999
Age 44                   Systems, Inc.(5)
William G. Seymour       President, PriMax Properties, LLC(6)                            1981
Age 57                   Director: First Trust Bank

---------------

(1) Mr. Epker has been a Vice President of PAR Capital, an investment management firm, since July 1992.

(2) Mr. Finley served as Executive Vice President and Chief Financial Officer of the Company from January 1996 to July 1997 and again served as Executive Vice President on a temporary basis from mid-September 1997 to mid-November 1997. Prior to joining the Company, Mr. Finley worked as a consultant and was a private investor and the President, since 1992, of Investment Management Partners II, Inc., an investment management firm. Since leaving the Company, Mr. Finley has resumed his work as a consultant, private investor and President of Investment Management Partners, Inc. From September 1986 until his retirement in August 1989, Mr. Finley served as Treasurer of International Business Machines Corporation.

(3) Mr. Noall has been an Executive of KeyCorp since January 1, 1997. Mr. Noall served as Senior Executive Vice President and Chief Administrative Officer of KeyCorp from March 1, 1994 to December 31, 1996 and served in the additional positions of General Counsel and Secretary of KeyCorp from September 1, 1995 to June 14, 1996. Prior to March 1, 1994, Mr. Noall served as Vice Chairman of the Board and Chief Administrative Officer of Society Corporation (banking). Mr. Noall joined KeyCorp on that date upon the merger of Society Corporation and KeyCorp.

(4) Mr. Poole has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since May 1999. Since May 1995, Mr. Poole has served as Chief Operating Officer of Elite Information Systems, Inc., the wholly owned operating subsidiary of the Company ("Elite Systems"), and since January 1998 as the President of Elite Systems. From November 1989 to May 1995, Mr. Poole was the Director of Technology and Executive Director of Latham & Watkins, a law firm based in Los Angeles, California.

(5) Mr. Rich is the co-founder of Elite Systems and served as President of Elite Systems from January 1982 until his retirement in December 1997. Since that time, Mr. Rich has continued to provide services as consultant to Elite Systems and as a director and non-employee Chairman of Elite Systems.

(6) Mr. Seymour has served as President of PriMax Properties, LLC, a real estate investment company, since his retirement from the Company in January 1995. Mr. Seymour, a co-founder of the Company, served as Vice Chairman of the Board from June 1993 to May, 1999 and from September 1985 to November 1989 and as Secretary of the Company from June 1993 to May 1996. Mr. Seymour also served as Senior Vice President of the Company from November 1989 to June 1993.

     The classes in which the directors serve are as follows:

      CLASS I              CLASS II            CLASS III
--------------------  ------------------  -------------------
Christopher K. Poole   David A. Finley         Alan Rich
    Roger Noall       William G. Seymour  Arthur G. Epker III

     The term of office of each of the Class I directors expires at the 2000 annual meeting of stockholders; the term of office of each of the Class II directors expires at the 2001 annual meeting of stockholders; and the term of office of each of the Class III directors expires at the 2002 annual meeting of stockholders or in each case until their respective successors shall be duly elected and qualified to serve. There are no family relationships among the executive officers or directors of the Company.

     The Company, Parent and the Purchaser have agreed pursuant to the Merger Agreement that, following the election or appointment of Parent's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company (other than termination in the event of issuance of a final order or injunction prohibiting the Merger) will require the affirmative vote of a majority of Independent Directors.

     It is contemplated that the following directors, to the extent that additional vacancies will be required to appoint the Purchaser's designees, shall, in the order listed below, resign from the Board of Directors upon the Purchaser's acceptance for payment of shares of Company Common Stock pursuant to the Offer:

     Christopher K. Poole
     Alan Rich
     David A. Finley
     William G. Seymour
     Roger Noall
     Arthur G. Epker III

BOARD MEETINGS -- COMMITTEES OF THE BOARD

     The Board of Directors held 13 meetings during the year ended December 31, 1998 and took action on 3 occasions by unanimous written consent. During 1998, no current director attended less than 75% of the total number of meetings of the Board of Directors during his term of service or the total number of meetings of committees of the Board on which he served.

     The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of the Company and administers the Company's 1996 Stock Option Plan and the 1995 Employee Stock Purchase Plan; and an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants. Messrs. Noall and Epker currently serve on the Compensation Committee. Messrs. Finley and Seymour currently serve on the Audit Committee. During the year ended December 31, 1998, the Compensation Committee met four times and the Audit Committee met twice. The Board of Directors does not have a nominating committee.

COMPENSATION OF DIRECTORS

     Upon adoption of the 1996 Stock Option Plan on June 25, 1996, each director who was not also an officer or employee of the Company on that date (i.e., Mr. Seymour) was granted options to purchase 5,000 shares of Common Stock at the fair market value of the shares on that date. In addition, under the 1996 Stock Option Plan, any individual who is not an employee or officer of the Company and who is first elected to the Board after June 25, 1996 (i.e., Messrs. Epker, Noall, Rich) shall receive upon the date of such election an option to purchase 5,000 shares of Common Stock at an exercise price per share equal to the fair market value of a share of Common Stock on such date. The 1996 Stock Option Plan further provides for awards of options to purchase 5,000 shares of Common Stock on each January 5 after the adoption of the 1996 Stock Option Plan if the average daily value of a share of Common Stock for the immediately preceding month of December is ten percent greater than the average daily value of a share for the month of December of the immediately prior year. In the event that the total exercise price of such options for 5,000 shares exceeds $100,000, the number of shares purchasable under such option are to be reduced so that the total exercise price of the options granted equals $100,000, and in the event that the number of shares authorized under the 1996 Stock Option Plan are not sufficient to make an award to outside directors, options for the remaining authorized shares shall be awarded pro rata to the outside directors then entitled to receive such options. To date, no options have been awarded pursuant to such formula grant, and the Company has agreed in the Merger Agreement not to grant any additional options without Parent's written consent. All such options awarded to non-employee directors under the 1996 Stock Option Plan become exercisable over a period of four years, with 20% of the total award being exercisable on the date of grant and an additional 20% becoming exercisable on each of the next four anniversaries. Pursuant to the 1996 Stock Option Plan, all options awarded under the plan, including the options granted to non-employee directors, will vest upon consummation of the Offer and also if the stockholders approve the Merger Agreement.

     The Company pays its non-employee directors a fee of $2,500 for each directors' meeting attended and pays an additional $500 fee to each member of the Audit Committee and Compensation Committee for each committee meeting attended. Additional committees are established from time to time, and in 1998 members of such committees were paid a total of $8,500 in fees. No fee is paid for telephonic meetings. Directors are reimbursed for travel and lodging expenses in connection with meetings of the Board of Directors.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following table sets forth the names and addresses of, and the number and percentage of shares beneficially owned by, the persons known to the Company to beneficially own five percent or more of the Company's outstanding Common Stock as of December 13, 1999:

NAME AND ADDRESS                                          AMOUNT AND NATURE OF   PERCENT OF
OF BENEFICIAL OWNER                                       BENEFICIAL OWNERSHIP    CLASS(1)
-------------------                                       --------------------   -----------
PAR Investment Partners, L.P.                                  1,220,300(2)         14.5%
One Financial Center
Suite 1600
Boston, Massachusetts 02111

Dimensional Fund Advisors Inc.                                   694,400(3)          8.3%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

Tudor Investment Corporation                                     533,400(4)          6.3%
One Liberty Plaza, 51st Floor
New York, New York 10006

William G. Seymour                                               436,622(5)          5.2%
1115 East Moorehead Street
Charlotte, North Carolina 28204

---------------

(1) Based on the shares of Common Stock outstanding as of December 13, 1999.

(2) Based upon a Schedule 13D/A of PAR Capital Management, Inc. ("PAR Capital"), PAR Group, L.P. ("PAR Group") and PAR Investment Partners, L.P. ("PIP"), dated December 17, 1999. Arthur G. Epker III, who is a director of The Company, is a Vice President of PAR Capital and may be deemed to be a controlling stockholder of PAR Capital. PAR Capital is a Delaware S Corporation and the sole general partner of PAR Group. The principal business of PAR Capital is to act as the general partner of

    PAR Group. PAR Group is a Delaware limited partnership and the sole general partner of PIP. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account. PIP is a Delaware limited partnership and its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account. In connection with the Merger Agreement, PIP has entered into a Stockholders Agreement with Parent whereby it has granted Purchaser certain purchase rights, options and voting proxies with respect to such shares. See Item 6, "Recent Transactions and Intent with Respect to Securities" of Schedule 14D-9. Mr. Epker disclaims beneficial ownership of such shares. In addition, Mr. Epker's wife owns 10,000 shares of the Company's Common Stocks through an Individual Retirement Account. Mr. Epker also disclaims beneficial ownership of such shares.

(3) Based upon a Schedule 13G of Dimensional Fund Advisors Inc. dated February 11, 1999 filed by Dimensional Fund Advisors Inc. on behalf of certain clients for which it is the investment manager.

(4) Based upon Amendment No. 1 to Schedule 13G of Tudor Investment Corporation, Paul Tudor Jones II, Tudor BVI Futures, Ltd., Tudor Proprietary Trading, L.L.C., The Raptor Global Fund L.P., The Raptor Global Fund Ltd. and The Upper Mill Capital Appreciation Fund Ltd. dated February 11, 1999.

(5) Includes options exercisable on December 13, 1999 or within 60 days thereafter to purchase 4,000 shares.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth as of December 13, 1999 the beneficial ownership of Common Stock by each director, each executive officer named in the Summary Compensation Table below, and by all directors and executive officers as a group.

                                                             SHARES BENEFICIALLY OWNED(2)
                                                             ----------------------------
NAME OF BENEFICIAL OWNER(1)                                     NUMBER           PERCENT
---------------------------                                  ------------        --------
Arthur G. Epker III                                            1,221,300(3)        14.5%
David A. Finley                                                   82,000               *
Roger Noall                                                       24,000               *
Christopher K. Poole                                              87,668            1.0%
Alan Rich                                                         18,501               *
William G. Seymour                                               436,622            5.2%
All directors and executive officers as a group (7 in
  number)                                                                          21.7%

---------------

 *  Less than one percent.

(1) In connection with the Merger Agreement, each person named in the table below has entered into a Stockholders Agreement with Parent whereby they have granted Purchaser certain purchase rights, options and voting proxies with respect to all such shares beneficially owned by such persons. See Item 6, "Recent Transactions and Intent with Respect to Securities" of Schedule 14D-9.

(2) Included in the calculation of the number of shares of Common Stock owned beneficially are the following shares purchasable under options exercisable on December 13, 1999 or within 60 days thereafter (without regard to the effect of the consummation of the Offer, in which event additional options granted under the Company's 1996 Stock Option Plan to purchase 111,666 additional shares would also immediately vest) by the directors and executive officers indicated and by all the directors and executive officers as a group: Mr. Epker -- 1,000 shares; Mr. Finley -- 80,000 shares; Mr.
    Rich -- 18,501 shares; Mr. Noall -- 4,000 shares; Mr. Poole -- 82,668; Mr. Seymour -- 4,000 shares; and members of the group (including the foregoing) -- 190,169 shares.

(3) Mr. Epker is a Vice President of PAR Capital and may be deemed to be a controlling stockholder of PAR Capital. Accordingly, Mr. Epker may be deemed to beneficially own shares of Common Stock owned by Par Capital, PAR Group and PIP. See "Security Ownership of Certain Beneficial Owners and Management; Holders of More than Five Percent Beneficial Ownership; Footnote 2" above for information regarding PAR Capital, PAR Group and PIP. Mr. Epker disclaims beneficial ownership of such shares. In addition, Mr. Epker's wife owns 10,000 shares of the Company's Common Stocks through an Individual Retirement Account. Mr. Epker also disclaims beneficial ownership of such shares.

                               EXECUTIVE OFFICERS

     The Company's executive officers are Christopher K. Poole and Barry D. Emerson. Mr. Emerson, age 42, joined the Company in May 1999 and has served since that time as the Company's Vice President, Treasurer and Chief Financial Officer. Prior to joining the Company, Mr. Emerson served as the Vice President and Controller for Wyle Electronics in Irvine, CA., from 1993 to 1998.

                            COMPENSATION OF OFFICERS

     Messrs. Poole and Emerson are the only executive officers of the Company. The following table sets forth a summary, for fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996, of the compensation of the employees serving as executive officers on December 31, 1998 (Alan C. Stanford and Keith B. Hall, who ceased to be employed by the Company in May 1999), and Mr. Poole, who became an executive officer in January 1999.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                COMPENSATION AWARDS
                                        ANNUAL COMPENSATION    ---------------------
                                       ---------------------        SECURITIES             ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)    UNDERLYING OPTIONS(#)   COMPENSATION($)(1)
---------------------------     ----   ---------   ---------   ---------------------   ------------------
Alan C. Stanford                1998    300,000      100,000(2)              0                 2,639
  Former Chairman and Chief     1997    300,000      100,000(2)              0                 4,750
  Executive Officer             1996    300,000      100,000(3)        400,000(4)              4,750
Keith B. Hall(5)                1998    200,000       25,000                 0                 5,000
  Former Vice President and     1997    100,000       25,000            20,000               147,022(6)
  Chief Financial Officer       1996         --           --                --                    --
Christopher K. Poole            1998    270,000       50,000                 0                 5,000
  President and                 1997    240,000       77,500                 0                 4,750
  Chief Operating Officer,
     Elite                      1996    200,228       73,333            20,000                 4,750

---------------

(1) Represents matching contributions made by the Company under the Company's 401(k) retirement plan.

(2) A portion of Mr. Stanford's 1997 and 1998 bonus was in lieu of reimbursement of certain travel expenses incurred by Mr. Stanford.

(3) Mr. Stanford received an initial bonus as an inducement for his acceptance of employment with the Company and to partially defray the costs of exiting his existing businesses, of which $100,000 was paid in March 1996.

(4) On January 15, 1999, Mr. Stanford voluntarily forfeited such stock options.

(5) Mr. Hall's employment with the Company commenced July 1, 1997.

(6) Also includes $80,000, adjusted for potential tax liability to $144,772, paid to Mr. Hall for relocation expenses.

     No options were granted during the year ended December 31, 1998 to the executive officers named in the Summary Compensation Table.

     The following table sets forth certain information with regard to stock options held at December 31, 1998 by each of the executive officers named in the Summary Compensation Table. No options were exercised by any of the executive officers named in the Summary Compensation Table in the year ended December 31, 1998.

                              FY-END OPTION VALUES

                                                                       VALUE OF SECURITIES UNDERLYING
                                    NUMBER OF SECURITIES UNDERLYING       UNEXERCISED IN-THE-MONEY
                                    UNEXERCISED OPTIONS AT FY-END(#)        OPTIONS AT FY-END($)
NAME                                   EXERCISABLE/ UNEXERCISABLE        EXERCISABLE/ UNEXERCISABLE
----                                --------------------------------   ------------------------------
Alan C. Stanford                              266,667/133,333(1)                    0/0
Keith B. Hall                                    6,666/13,334                       0/0
Christopher K Poole(2)                          25,999/15,001                       0/0

---------------

(1) On January 15, 1999, Mr. Stanford voluntarily forfeited all 400,000 stock options.

(2) On January 19, 1999, Mr. Poole was granted an additional 50,000 stock options under the Company's 1996 Stock Option Plan at an exercise price per share equal to the fair market value of a share of Common Stock on the date of grant ($2.34). The options vest in two equal installments on January 19, 1999 and 2000.

                             EMPLOYMENT AGREEMENTS

     Christopher K. Poole. On June 1, 1999, the Company entered into an employment agreement with Christopher K. Poole with respect to his service as the Chief Executive Officer of the Company. The employment agreement has an initial term of one year and renews automatically for successive one-year terms. The Company may terminate Mr. Poole's employment under the agreement at any time. If the Company terminates Mr. Poole's employment other than for "cause" (as defined in the agreement) or as the result of his permanent disability, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding). If such termination occurs as a result of a change in control of the Company or within two years after a change in control, the Company is also obligated to pay to Mr. Poole the larger of the proportionate amount of any incentive bonus that would otherwise be payable to Mr. Poole for the year in which his employment is terminated (based on the number of days elapsed in the year) or the amount of his incentive bonus paid for the prior year. Consummation of the Offer pursuant to the Merger Agreement would constitute a change in control under the employment agreement.

     If the Company terminates Mr. Poole's employment as the result of his permanent disability, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to his then-current annual salary (less applicable tax withholding) plus the proportionate amount of any incentive bonus that would otherwise be payable to Mr. Poole for the year in which his employment is terminated (based on the number of days elapsed in the year). In addition, the Company would be obligated to pay for continued health insurance coverage for Mr. Poole and his dependents for 18 months following a termination of his employment for disability.

     The agreement provides that if Mr. Poole resigns due to a failure of the Company to comply with a material term of the agreement that is not cured within 30 days after written notice of the failure is given to the Company, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding). In addition, if Mr. Poole resigns following a change in control of the Company accompanied by a termination of his authority equivalent to that of the senior executive of the Company, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding) plus the larger of the proportionate amount of any incentive bonus that would otherwise be payable to him for the year in which his employment is terminated (based on the number of days elapsed in the year) or the amount of his incentive bonus paid for the prior year. Mr. Poole shall be considered to be the senior executive of the Company if the Company is acquired and becomes part of another entity if Mr. Poole remains the senior executive of the division, subsidiary or entity carrying on the business conducted by the Company prior to the acquisition. In addition, if Mr. Poole resigns for any reason after the first anniversary of a change in control but before the second anniversary of a change in control, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to one and one-half times his then-current annual salary (less applicable tax withholding).

     The agreement provides that Mr. Poole's annual salary will be $300,000, which may be increased with the approval of the Compensation Committee of the Company's Board of Directors. In addition, Mr. Poole is to be eligible to participate in incentive bonuses and other compensation plans approved by the Board of Directors or the Compensation Committee. Mr. Poole is also eligible to participate in other benefit plans made available to employees and to receive perquisites as agreed upon from time to time. Mr. Poole is also entitled to four weeks paid vacation. If he elects to purchase long-term care or personal disability insurance coverage, the Company shall pay one half of the premiums, up to $2,500 per year, and the Company will continue to pay such amount following termination of Mr. Poole's employment due to permanent disability so long as he continues COBRA insurance coverage.

     The agreement contains a covenant restricting Mr. Poole from engaging in certain activities in competition with the Company for a period of one year following the termination of his employment for any reason. The covenant applies to competitive activities in the United States, Canada and the United Kingdom. In addition, Mr. Poole has agreed not to disclose confidential and proprietary information of the Company without the Company's consent and to return copies of any such information in his possession upon the termination of his employment.

     Barry D. Emerson. On May 10, 1999, the Company entered into a severance agreement with Barry D. Emerson in connection with Mr. Emerson's employment as the Company's Chief Financial Officer. Pursuant to the agreement, Mr. Emerson is employed "at will" by the Company and may be terminated at any time for any reason. If the Company terminates Mr. Emerson's employment other than for "cause" (as defined in the agreement), the Company is obligated to pay to him (following receipt of a general release from Mr. Emerson) a lump-sum amount equal to his then-current annual salary (less applicable tax withholding). In addition, the Company would be obligated to pay for continued health insurance coverage for Mr. Emerson for 12 months following a termination of his employment.

                               PERFORMANCE GRAPH

     The following graph compares the Company's cumulative total shareholder return for five fiscal years through the end of the most recently completed fiscal year, December 31, 1998, assuming the investment on January 31, 1994, of $100 in Common Stock, along with the cumulative total returns of a broad-based equity market index -- the Center for Research in Securities Prices (CRSP) Total Return Index for the Nasdaq Stock Market (U.S. Companies) -- and of a published industry peer index -- the CRSP Nasdaq Computer & Data Processing Services
Index -- over the same period assuming the investment on January 31, 1994, of $100 in securities that are the components of these indices.

                              [PERFORMANCE GRAPH]

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Decisions on compensation of the Company's executive officers generally are made by the Compensation Committee of the Board. Set forth below is a report of the Board's Compensation Committee addressing the Company's compensation policies for 1998 for its executive officers.

OBJECTIVES AND POLICIES

     Over the past year, the Committee's policy in compensating executive officers has been to align the interests of the executives with the strategic goals established by the Board of Directors and to ensure that compensation and benefits are at levels that enable the Company to retain the executives it needs through any strategic transaction and transition period. Consistent with these objectives, it has been the policy of the Committee to make a portion of executive compensation dependent upon corporate performance, including the success of the Company in meeting its financial goals, with a portion being linked to overall corporate results.

     The Committee also believes it is essential that the Committee retain the flexibility to evaluate not only the performance of the individual executive officer in furthering the Company's strategic goals and the Company's performance as a whole, but also the overall performance of the individual executive officer and all circumstances and challenges facing the Company and the respective executive officer. Consequently, the Committee relies on subjective evaluation rather than objective formulas in setting and adjusting the base salary of the Chief Executive Officer and the other executive officers and in awarding bonuses and other incentive compensation.

BASE SALARIES; OPTIONS; AND ANNUAL BONUSES

     In determining 1998 bonuses, the Committee used its subjective assessment of the overall performance of the individual executive officer in terms of the strategic goals established by the Board and the performance of the Company as a whole. No specific weights were assigned to these factors.

     Mr. Stanford was employed pursuant to an employment agreement that established his minimum level of salary for 1997 at $300,000, subject to increases upon approval by the Compensation Committee. The Committee did not increase Mr. Stanford's salary for 1997 or 1998. Mr. Hall was employed pursuant to an employment agreement that established his level of salary for 1997 at $200,000. The Committee did not increase Mr. Hall's salary for 1998. The agreements for Messrs. Stanford and Hall provide that the Committee may increase compensation for future periods. Also, the Company did not award any options to Messrs. Stanford or Hall in 1998 and, on January 15, 1999, Mr. Stanford voluntarily forfeited 400,000 stock options previously granted.

     Under the terms of the employment agreements, Messrs. Stanford and Hall were eligible to receive annual bonuses for 1998 to be determined by the Compensation Committee, provided that Mr. Hall was to receive a guaranteed bonus of $25,000 on June 30, 1998 which, in the discretion of the Compensation Committee, was to be in addition to or in lieu of any other bonus awarded by the Compensation Committee. Mr. Hall was awarded the $25,000 bonus in satisfaction of the guaranteed bonus obligations under his employment agreement and in recognition of his performance as Chief Financial Officer during 1998, but was awarded no other bonus for 1998.

     In determining the bonus to be awarded to Mr. Stanford for 1998, the Committee evaluated Mr. Stanford's contribution to the Company's overall financial strength, product development, customer satisfaction, and positioning the Company to achieve its strategic goals. The Committee also noted that, under Mr. Stanford's employment agreement, the Company is required to reimburse him for travel expenses from his residence in Indiana and the Committee included such reimbursement as part of his bonus rather than pursuant to the Company's expense reimbursement policy. After considering these factors, the Committee awarded Mr. Stanford a bonus of $100,000.

TAX POLICY

     Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1 million. Certain types of compensation, including compensation pursuant to stock option plans, are deductible only if performance criteria are specified in detail and are contingent on stockholder approval of the compensation arrangement. The Committee anticipates that certain option awards may be made as qualified incentive stock options for which the Company generally would not be able to claim a deduction for compensation expense. In addition, compensation expense arising under option awards made from January 1996 to February 1998 during the terms of service of William G. Seymour and Robert J. Levenson on the Committee may not qualify for the exemption from
Section 162(m) due to Mr. Seymour's prior service as an officer of the Company and the level of transactions between Mr. Levenson's employer, First Data Corp., and the Company. While the Committee will consider deductibility under Section 162(m) with respect to future compensation arrangements with executive officers, deductibility will not be the sole factor used in ascertaining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that the Company may authorize compensation arrangements under which payments may not be deductible under Section 162(m). The Committee believes that due to the level of current salary and maximum cash bonus compensation, and anticipated levels of future stock option awards, the Company will be able to claim full deductibility of amounts paid under existing executive compensation arrangements.

                                                 For the Compensation Committee:

                                                    Roger Noall
                                                    Arthur G. Epker III

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 1998, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with.